# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,700,000; sole dispositive power 0; shared dispositive power 1,700,000; aggregate amount beneficially owned 1,700,000 (4.5% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,700,000; sole dispositive power 0; shared dispositive power 1,700,000; aggregate amount beneficially owned 1,700,000 (4.5% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,700,000; sole dispositive power 0; shared dispositive power 1,700,000; aggregate amount beneficially owned 1,700,000 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, NC 27517

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, $0.0001 par value per share (the "Common Stock") of Tenax Therapeutics, Inc. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor
New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company
Mr. Edelman is a United States citizen
The Master Fund is a Cayman Islands corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 37,423,917 shares of Common Stock outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026.

Neither Perceptive Advisors nor Mr. Edelman directly holds any shares of Common Stock. The Master Fund directly holds 1,700,000 shares of Common Stock. Perceptive Advisors serves as the investment manager of the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by the Master Fund.
Percent of class:
Perceptive Advisors: 5.5%
Mr. Edelman: 5.5%
Master Fund: 5.5%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 1,700,000
Mr. Edelman: 1,700,000
Master Fund: 1,700,000
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 1,700,000
Mr. Edelman: 1,700,000
Master Fund: 1,700,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/14/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)